EXHIBIT 99.1

Endeavour Silver Releases 2018 Annual Review and Sustainability Report and Files Updated Technical Report for the Terronera Project

VANCOUVER, British Columbia, May 07, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces the publication of its 2018 Annual Review and Sustainability Report entitled “Lasting Commitment”. This marks the seventh consecutive year the Company has reported on its sustainability initiatives, including the last six under the GRI Standards for sustainability reporting.

Endeavour’s 2018 Annual Review and Sustainability Report is available at https://csr.edrsilver.com or the full report can be downloaded here. A condensed summary is available here and the Spanish versions will be available by month-end on the company website. All dollar amounts presented below are in U.S. dollars.

2018 Sustainability Highlights

Safety and Health

  16.6% reduction in the reportable injury frequency rate (employees and contractors)
  76% of all training activities involved safety education, highlighting its importance
  Guanacevi achieved 1 million hours without a lost time accident

Our People

  Provided an average of 54 hours of training for each employee
  Achieved 8% reduction in employee turnover
  Supported a record 60 employees in obtaining skills certification awarded by the Ministry of Labor
  Received the “Merit in Mining Education” award in Mexico for our employee learning and development efforts

Community

  Invested $400,000 in corporate charitable donations, focused on education, employment, health, infrastructure, and cultural events in Mexico and Canada
  Supported 77 Mexican students with scholarships to further their education
  Hosted job skills workshops for 109 community members to expand their capacities
  Carried out a social impact assessment for the Terronera Project, to better understand and address community needs

Environment

  Achieved 12% reduction in hazardous waste across all sites
  Planted 53,000 trees in reforestation projects to reclaim disturbed ground
  Recycled over 93% of water used
  Invested $1.7 million in environmental protection programs across all sites

Economic Value

  99% of our workforce is Mexican, spent $42 million in employee wages and benefits.
  Spent $181.1 million on goods and services, 97% of total procurement is from within Mexico.
  Paid $10.2 million in taxes

Endeavour CEO Bradford Cooke commented: “Sustainability for Endeavour Silver is not a bolt-on to our business strategy, it is core to the way we do business, and that is what makes us different. We work hard to ensure that our management and employees understand our approach to sustainability so that it is embedded in our decision-making processes. Doing so helps us gain local trust and confidence, leaves a positive legacy, and enhances our ability to grow.”

“During 2018, Endeavour Silver was recognized as one of the top companies in Canada for corporate citizenship by financial media company Corporate Knights and was named one of the 'Top 40 Responsible Corporate Leaders.' This award recognizes medium sized businesses who are stepping up to the sustainability challenges of today, which is driven by our employees who are committed to strengthening local communities while protecting the environment today and for future generations. In addition, we received the Empresa Socialmente Responsible (Socially Responsible Company) distinction from the Mexican Centre of Philanthropy in Mexico for our operating units in Guanacevi, Bolañitos and Cubo.”

“The theme of our 2018 report is 'Lasting Commitment,' reflecting our commitment to the communities in which we operate and affect and serving as a reminder that creating value is a continuous focus for us. Safeguarding worker safety, protecting the environment, supporting the well-being of local communities and constantly trying to improve and expand our business, these are some of our key commitments that lead to success.”

Updated Technical Report for the Terronera Project

Endeavour has filed an updated Technical Report on the Terronera Project with Mineral Resource and Reserve Estimates. The Mineral Resources for the two deposits (Terronera and La Luz) are presented in the first two tables and the Mineral Reserves are presented in the third table below.

Terronera Mineral Resource Estimate
Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)
Indicated	5,275	227.2	38,537	2.35	398
Inferred	1,022	212.2	6,970	1.70	56

1.   Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
2.   The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.   The Mineral Resources in this Updated Technical Report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.
4.   The cut-off grade is 150 Ag Eq g/t
5.   Historical mined areas were depleted from the Terronera Vein wireframe and Mineral Resource model.
6.  Mineral Resources are inclusive of Mineral Reserves.

La Luz Mineral Resource Estimate
Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)
Indicated	126	192	779	13.60	55
Inferred	58	145	269	12.15	23

1. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
2.   The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.   The Mineral Resources in this Updated Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
4.   The cut-off grade is 150 Ag Eq g/t
5.  Mineral Resources are inclusive of Mineral Reserves.

Terronera and La Luz Probable Mineral Reserve
Deposit	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)
Terronera	5,445	210	36,719	2.10	367
La Luz	142	182	721	11.84	52
Combined	5,587	208	37,440	2.33	419

1.The Mineral Reserve in this Updated Technical Report was estimated using the Canadian Institute of Mining,
Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and
Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
2.   Historical mined areas were depleted from the Terronera Mineral Reserve model.

Qualified Person

Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in these Mineral Reserve and Resource Estimates. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

The Mineral Reserve Estimate for Terronera in the technical report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico” effective February 12, 2019 and signed April 30, 2019 were undertaken by Independent Qualified Persons Eugene Puritch, P.Eng., FEC, CET, Yungang Wu, P.Geo., David Burga, P.Geo., D. Gregory Robinson, P.Eng., Peter J Smith P. Eng, Eugenio Iasillo P.E., Humberto Preciado P.E., and Benjamin Peacock, P. Eng. The independent Qualified Persons have reviewed and approved the technical content of this press release.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s reserves and resources and its anticipated performance in 2019, Mineral Resource and Reserve Estimates, and the timing and results of various future activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; the reliability of Mineral Resource and Reserve Estimates risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of Mineral Resource and Reserve Estimates, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.